26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300	Steve Lin
Facsimile: +852 3761 3301	To Call Writer Directly
+86 1057379315
www.kirkland.com	steve.lin@kirkland.com

July 14, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Amy Geddes

Lyn Shenk

Kate Beukenkamp

Lilyanna Peyser

Re:	MoneyHero Limited (CIK 0001974044)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-4 Confidentially Submitted on June 5, 2023

Dear Ladies and Gentlemen:

On behalf of our client, MoneyHero Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter, dated July 5, 2023, regarding the Company’s draft registration statement on Form F-4 confidentially submitted on June 5, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review. For ease of your review, we have set forth below each of the numbered comments and the Company’s proposed responses thereto. Certain terms are used herein as defined in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4 submitted June 5, 2023

Cover Page

1.

We note that the Sponsor, each Bridgetown director and certain other advisors of Bridgetown to whom Sponsor has transferred Bridgetown Shares have agreed to, among other things, vote all of their Bridgetown Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive their redemption rights with respect to their Bridgetown Shares in connection with the consummation of the Business Combination. Please describe any consideration provided in exchange for this agreement here and elsewhere throughout your proxy statement/prospectus as appropriate.

PARTNERS: Pierre - Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Yuxin Chen3 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Houston   London   Los Angeles   Miami   Munich   New York   Paris   Salt Lake City   Shanghai   Washington, D.C.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

The Company respectfully advises the Staff that no compensation was provided to Sponsor or any Bridgetown director or advisor of Bridgetown to whom Sponsor transferred Bridgetown Shares in connection with their agreement to vote all of their Bridgetown Shares in favor of the proposals being presented at the Extraordinary General Meeting and to waive their redemption rights with respect to such Bridgetown Shares in connection with the consummation of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 129 of the Revised Draft Registration Statement.

2.

Please revise your prospectus cover page to address how recent statements and regulatory actions by both China’s government and Hong Kong’s regulatory authorities, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Ensure that your prospectus summary addresses all of these risks, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 72, 73, 112, 113 and 118 of the Revised Draft Registration Statement.

3.

Here and in the prospectus summary, provide a description of how cash is transferred through your organization, and state whether any transfers, dividends, or distributions have been made to date between you and your subsidiaries or to investors, and quantify the amounts where applicable. Disclose that, to the extent cash/assets in the business is in the Hong Kong or a Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions. Also discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, and provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, as well as any restrictions on your ability to distribute earnings. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, disclose the source of such policies, and include a cross-reference on the cover page to the discussion in the summary; alternatively state that you have no such policies.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 66, 67, 68, 69, 70, 98, 113, 114 and 148 of the Revised Draft Registration Statement.

Presentation of Financial Information

PubCo, page 4

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

4.

You have disclosed here that PubCo, incorporated on March 21, 2023, has no material assets and does not operate any businesses, so no financial statements of PubCo have been included in this document. We also note the disclosure on page 38 of your filing that PubCo was incorporated with an aggregate share capital of $50,000 divided into 500,000,000 registered shares of a par value of $0.0001 per share, and that two such shares are currently issued and outstanding. At incorporation, its assets consisted of the par value contributed for its two outstanding shares. While these balance sheet items may be quantitatively not material, the incorporation of the entity that will be the surviving legal entity is qualitatively significant. Please include audited financial statements for PubCo. Please note the guidance in Item 14 of Form F-4 and Item 8.A of Form 20-F that specifies that if the registrant has been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Ernst & Young, PubCo’s auditor, is in the process of finalizing its audit report for the balance sheet items and that the Company will include in the next amendment to the Revised Draft Registration Statement the balance sheet items for the Staff’s review.

Questions and Answers About the Proposals

Q. May Bridgetown, Sponsor or Bridgetown’s directors, officers, advisors or their affiliates purchase shares..., page 15

5.

We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the Business Combination transaction after returning funds to redeeming stockholders. Further, we note that the Sponsor has entered into Non-Redemption Deeds in favor of each of the FWD Parties pursuant to which, among other things, Sponsor has offered to pay to the FWD Parties certain compensation in exchange for such FWD Party participating in certain actions (e.g., vote in favor of the business combination) and not pursue other actions (e.g., selling or transferring Bridgetown Class A Ordinary Shares prior to closing of the initial merger) that facilitate the consummation of the Business Combination. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of these securities, including the Non-Redemption Deeds on non-redeeming shareholders.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither the Company nor Bridgetown has arranged to sell additional securities of the Company to raise funds to satisfy the minimum cash required to complete the Business Combination transaction. While the Company, CGCL and Bridgetown and their respective affiliates currently have no such plans, CGCL reserves the right to do so under the Business Combination Agreement, but unless otherwise agreed by Bridgetown in writing, such arrangements would not involve convertible securities. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 9, 16, 17, 20, 25, 26, 27, 28, 33, 34, 47, 60, 126, 181, 182, 186, 224, 260, 261, 262, 263, 359 and 360 of the Revised Draft Registration Statement to include key terms of the Non-Redemption Deeds and reflect that shareholders of Bridgetown other than the FWD Parties will not benefit from the terms of the Non-Redemption Deeds.

Q. What shall be the relative equity stakes of Bridgetown shareholders and CGCL shareholders in PubCo upon completion..., page 18

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

6.

Please revise your Share Ownership in PubCo table, and elsewhere throughout your proxy statement/prospectus, to include all potential sources of dilution affecting public stockholders related to this Business Combination. In this regard, please revise the tables to include any shares being reserved for the PubCo equity incentive plans or otherwise. We note that your transaction does not contemplate PIPE financing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22, 144, 185 and 244 of the Revised Draft Registration Statement.

Q. What interests do Bridgetown’s Sponsors, directors, officers and certain advisors have in the Business Combination? page 26

7.

We note from your disclosure here and elsewhere throughout your proxy statement/prospectus that you have waived the corporate opportunities doctrine in connection with the Business Combination. Please revise this section and elsewhere throughout your disclosure as appropriate to disclose whether you believe this waiver materially impacted your search for an acquisition target.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 30, 61, 127 and 226 of the Revised Draft Registration Statement.

8.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk depends on the completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 29, 30, 60, 61, 62, 121, 122, 123, 124, 125, 126, 127, 128, 223, 224, 225 and 226 of the Revised Draft Registration Statement.

9.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target Company or on terms less favorable to shareholders rather than liquidate. We note your disclosure elsewhere in your proxy statement/prospectus discussing this specific point.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 62, 123, 128, 226 and 227 of the Revised Draft Registration Statement.

10.

Please revise to discuss any material interests in the transaction held by Mr. Wong and Mr. Li, including fiduciary or contractual obligations to, interests in and affiliations with the target. Clarify how the board considered those conflicts in negotiating and recommending the business combination.

The Company respectfully advises the Staff that neither Mr. Wong nor Mr. Li has any fiduciary or contractual obligations to the target. In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 28, 58, 59, 60, 124, 126, 223 and 224 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

Summary of the Proxy Statement/Prospectus, page 35

11.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions and approvals and whether any have been denied. State here, as you do on pages 101-102, that you do not believe that you or your subsidiaries are covered by permissions requirements from the CSRC or CAC. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Additionally, please disclose whether you relied on the opinion of counsel with regards to this disclosure and, if so, name counsel and file a consent of counsel as an exhibit. If you have not relied upon an opinion of counsel with respect to this disclosure, please state as much, explain why such an opinion was not obtained and provide the basis for your determinations in this regard.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 71 and 72 of the Revised Draft Registration Statement.

12.

In the third bullet of the Risks Related to Doing Business in Hong Kong section of your summary of risk factors, discuss that risks and uncertainties regarding the enforcement of laws arise because the rules and regulations in China can change quickly with little advance notice; state that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale; and state that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- or Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of the Revised Draft Registration Statement.

The Parties to the Business Combination

CGCL, page 35

13.

In the fourth paragraph under this heading, you describe MoneyHero Group’s main business pillars as being tied to the company’s websites and ability for consumers to access online content. Please revise your disclosure here and where appropriate, for example, in the section of your proxy statement/prospectus titled “Information Related to the MoneyHero Group” to disclose the company websites providing the online platform of services and other business operations provided by MoneyHero Group.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 282 and 283 of the Revised Draft Registration Statement.

Bridgetown, page 36

14.

We note that funds in the Trust Account at being held in an interest-bearing demand deposit account at Morgan Stanley, with Continental (Bridgetown’s transfer agent) continuing to act as trustee until the earlier of the consummation of Bridgetown’s initial business combination or its liquidation. Please clarify whether the trust assets are held in the U.S. If the trust assets are located in the PRC/Hong Kong, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries or other entities or parties to the Business Combination by the PRC government to transfer cash/assets. On the cover page, provide cross-references to these other discussions.

Additionally, please revise your disclosure to discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or other entities or parties to the Business Combination or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

The Company respectfully advises the Staff that the trust assets are held in the U.S. In addition, there are no limitations on the ability of Bridgetown or CGCL to transfer cash between them and their subsidiaries or other parties to the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 277 of the Revised Draft Registration Statement.

Related Agreements

Fee Letter, page 42

15.

We note that concurrently with the execution of the Business Combination Agreement, Sponsor and BTN Investments LLC (“BTN”) issued the Fee Letter to PubCo and CGCL whereby each of the Sponsor and BTN agree to reimburse PubCo for a portion of transaction expenses if the amount of cash in the Trust Account is less than $82 million. Please revise your disclosure, where appropriate (e.g., Frequently Used Terms) to provide brief additional context for the entity BTN. For example, please describe the purpose or business of this entity, and its relationship to the Sponsor, PubCo or other parties to the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 181 of the Revised Draft Registration Statement.

Selected Historical Financial Data of Bridgetown, page 65

16.	Please tell us why you excluded the year ended December 31, 2021 in your tabular presentation of Statement of Operations data here.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

Risk Factors, page 73

17.

Please include a risk factor discussing the material risks related to the exclusive forum provision in the Amended PubCo Articles, including increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also state that there is uncertainty as to whether a court would enforce such provision in connection with claims under the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Revised Draft Registration Statement.

18.

Please include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comment, the Company has revised the disclosure on pages 114, 115, 306 and 307 of the Revised Draft Registration Statement.

Risks Related to the MoneyHero Group’s Business and Industry

Our success-based model is subject to risks that could have a material adverse effect..., page 76

19.

Please revise the body of this risk factor to discuss the risk associated with your business model plainly and in commonly understood terms. In this regard, we note the first sentence in this risk factor, which states “[o]ur internet leads generation income is primarily success-based.” Further, you state that “[t]he success-based nature of our fee structures also exposes us to fluctuations in approval rates...”

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Revised Draft Registration Statement.

Risks Related to Bridgetown and the Business Combination

Members of the Bridgetown Special Committee have interests that are different from, or in addition to, and may conflict with..., page 106

20.

Please revise the title of this risk factor to make clear that the interests of members of the Bridgetown Special Committee and those of “Bridgetown shareholders and warrantholders” includes those interests of the Bridgetown’s public shareholders and warrant holders. Similarly, please revise the second to last bullet point in this risk factor to clearly reflect that it may be Bridgetown’s public shareholders that receive a negative return on their investment in PubCo, not simply “other Bridgetown shareholders.” Please make similar revisions throughout your proxy statement/prospectus as appropriate to clearly state when you are referring to potential investment or other impacts to Bridgetown’s public shareholders.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 121, 122 and 123 of the Revised Draft Registration Statement.

Risks Related to PubCo and Its Securities

PubCo may redeem your unexpired PubCo Warrants prior to their exercise at a time that is disadvantageous to you..., page 128

21.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 60, 61, 122, 123, 126, 127, 145, 146, and 225 of the Revised Draft Registration Statement.

The Business Combination Proposal

Organizational Structure, page 163

22.

Please revise your organizational structure diagram to reflect Bridgetown Public Stockholders as a separate group from Bridgetown insiders, including the Sponsor, officers and directors. Additionally, please revise the simplified version of the ownership structure immediately following the consummation of the Business Combination to reflect the respective ownership interests and voting power of each entity or group of shareholders (i.e., public or insiders). Finally, for clarity, we note the use of the defined terms when referring to certain entities (e.g., PubCo). However, for additional clarity please include the name of the entity so investors in this offering can understand where within your organizational structure their holdings originate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 183, 184 and 185 of the Revised Draft Registration Statement.

Background of the Business Combination, page 166

23.

In the third paragraph from the top of this page, you discuss two other companies with which Bridgetown signed a non-binding letter of intent other than the MoneyHero Group. Please revise this discussion to provide dates around the timing of these respective non-binding letters of intent and the reasons for your determination not to pursue a business combination with either entity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 187 and 188 of the Revised Draft Registration Statement.

24.

We note that on December 7, 2021, representatives from MoneyHero Group, Bridgetown and Bridgetown’s business due diligence advisors held an introductory call and management presentation. Please expand your disclosure to discuss what was included in this management presentation in greater detail. We note that the presentation was regarding MoneyHero Group’s businesses and M&A plans.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 188 and 189 of the Revised Draft Registration Statement.

25.

We note that between January 26, 2022 and mid-November 2022, Bridgetown searched for other prospective business combination candidates. Please revise this paragraph to discuss in greater detail efforts made by Bridgetown to identify a target company, including whether the company engaged in discussion or entered into any letters of intent or otherwise with other potential targets. We note the passage of approximately ten months during this time.

In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the Revised Draft Registration Statement.

26.

We note that subsequent to the January 10, 2023 conference call, Kirkland and Skadden continued to follow up on transaction structuring. Please expand your disclosure here to discuss in greater detail what terms or other aspects of the transaction structure were discussed and what changes, if any, resulted.

In response to the Staff’s comment, the Company has revised the disclosure on page 192 of the Revised Draft Registration Statement.

27.

Please revise your disclosure to make clear the five instances where the Financial Projections prepared by the MoneyHero Group’s management were discussed. We note that on page 199 you state that “Bridgetown and the MoneyHero Group, in addition to various email communication about due diligence requests, held five video conference due diligence sessions to discuss the Financial Projections.” We note that in numerous instances in this section you reference “financial projections” discussed, for example, on April 4, 2023; April 5, 2023; April 14, 2023; April 17, 2023; April 18, 2023 and April 21, 2023. Please clarify whether such “financial projections” are the same as the Financial Projections, a single set of projections contained within the Financial Projections prepared by MoneyHero Group’s management, or otherwise, so that investors understand which set(s) of projections were considered by Bridgetown.

In response to the Staff’s comment, the Company has revised the disclosure on pages 200, 201, 202 and 219 of the Revised Draft Registration Statement.

28.

We note that in connection with Bridgetown’s IPO, an entity affiliated with Thiel Capital entered into a forward purchase agreement with Sponsor, agreeing to, among other things, purchase 60% of the outstanding securities in Bridgetown held by Sponsor which remain outstanding following the consummation of the Business Combination, provided that any such securities shall remain subject to any lockup, escrow, transfer or other restrictions to which they are otherwise subject. Please highlight material differences in the terms and price of securities at the time of the IPO as compared to private placements contemplated at the time of the Business Combination.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

The Company respectfully advises the Staff that the Company has not yet agreed to any issuance of shares pursuant to any private placement. Any potential private placement occurring prior to the closing of the Business Combination would need to be made in accordance with the Business Combination Agreement, as described in the Revised Draft Registration Statement. Accordingly, other than the general parameters of such permitted equity financing as set forth in the Business Combination Agreement, there are there are no terms of a private placement available for comparison. In response to the Staff’s comment, the Company has revised the disclosure on pages 186 and 187 of the Revised Draft Registration Statement.

Certain Engagement in Connection with the Business Combination and Related Transactions, page 186

29.

We note that Houlihan Capital was engaged on a fixed fee basis. Please disclose the fees Houlihan Capital will receive upon completion of the Business Combination and any amount that is contingent upon completion of the transaction. We note that 25% of the fee payable to Houlihan is conditioned upon the occurrence of the closing of the Business Combination.

The Company respectfully advises the Staff that there are no other amounts payable to Houlihan Capital that are conditioned upon the closing of the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Revised Draft Registration Statement.

Material Tax Considerations

U.S. Federal Income Tax Considerations, page 208

30.

Please disclose whether, in counsel’s opinion, the Initial Merger will qualify as an F Reorganization. If counsel opines that the Initial Merger “should” or is “more likely than not” to so qualify, please explain the reasons for some uncertainty in the opinion and provide appropriate risk factor disclosure describing risks to investors of uncertain tax treatment. Also, if counsel will provide a short-form tax opinion, please revise to state, if true, that this discussion constitutes the opinion of counsel. Refer to Staff Legal Bulletin No. 19 for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 232 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Transaction Accounting Adjustments

Footnote H, page 226

31.	It appears there is a typographical error in your disclosure of the number of CGCL Class C Warrants. Specifically, it appears the number should be 20,652,495.

In response to the Staff’s comment, the Company has revised the disclosure on page 250 of the Revised Draft Registration Statement.

Overview, page 259

32.

We note that in the first sentence of the fourth paragraph in this section you refer to “113.7 million Traffic” and note your definition of the term “Traffic” within your Frequently Used Terms. However, please revise your disclosure for clarity and consistency, for example, to state “113.7 million Traffic sessions” throughout your proxy statement/prospectus.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 39, 40, 99, 281, 282, 294, 299, 326 and 336 of the Revised Draft Registration Statement.

33.

At the beginning of the last paragraph at the bottom of page 260, you disclose the percentage of 2022 total revenue attributed to several business activities, including “internet leads generation” and “marketing service income.” Please revise your disclosure here and where appropriate to briefly describe the meaning of these terms and how the related activities generate income.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40, 283 and 327 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it does not account for “internet leads generation” and “marketing service income” separately. Rather, revenue that the Company generates from its commercial partners related to credit cards, personal loans, mortgages, medical insurance, travel insurance, car insurance and other financial products under the revenue per click, revenue per lead, revenue per application or revenue per approved application models is characterized as “internet leads and marketing service income,” while revenue that the Company generates from its commercial partners in connection with marketing services that are paid upfront regardless of whether a click, lead, application or approved application is generated as a result is characterized as “marketing income.”

34.	To the extent possible, disclose the percentage of your organization’s assets that are located in Hong Kong and other jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 40, 71, 110, 113, 283 and 327 of the Revised Draft Registration Statement.

High-Quality and Complex Commercial Partnerships, page 262

35.

We note your disclosure regarding how your have “built deep alliances and bespoke integrations” with your commercial partners and how this translates to a series of activities, including rewards management and a deep understanding of your commercial partners’ “strategic acquisition requirements.” Please revise this section and elsewhere as appropriate to provide an example of these activities in plain terms as tied to your business model.

In response to the Staff’s comment, the Company has revised the disclosure on pages 285, 287 and 288 of the Revised Draft Registration Statement.

Content and Channel Partners, page 265

36.

We note that the first paragraph of this section relates to “monetization opportunity.” Please revise this section and elsewhere as appropriate to make clear how your Creatory platform or other products result in monetization and, therefore, revenue generation for MoneyHero. We note that you provide a platform for your commercial partners in the financial services industry. However, there is a lack of clarity and specificity around MoneyHero’s revenue generating activities.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Revised Draft Registration Statement accordingly.

Marketing, page 274

37.

We note your discussion here and in your risk factors regarding your employment of “rewards and gifts” as a way to attract Traffic and convert Traffic into Applications. Please expand your disclosure here and where appropriate to briefly describe in greater detail what these rewards and gifts consist of (e.g., money, incentives to further activities on your platform, credits etc.). In this regard, we also note that, while you have grown revenues, you continue to experience losses.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 90, 91, 290, 298, 299 and 328 of the Revised Draft Registration Statement.

Information Related to the MoneyHero Group

Intellectual Property, page 276

38.

Please revise to identify the jurisdictions in which the majority of your intellectual property rights are held, as well as the jurisdictions in which the most material of your intellectual property rights are held.

In response to the Staff’s comment, the Company has revised the disclosure on page 300 of the Revised Draft Registration Statement.

MoneyHero Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Results of Operations

Year ended December 31, 2022 compared to December 31, 2021, page 310

39.

Please review your comparative discussion here to ensure each material fact, circumstance, or event cited as a source of variability period to period is quantified. For example, in your discussion of the increase in revenue, you state that the overall increase in revenue is primarily due to an increase in US$5.6 million in revenue from your internet leads generation and marketing service income as a result of market diversification achieved from growth in the Philippines and product diversification achieved from growth in insurance, but do not quantify those underlying reasons. Refer to the guidance in Item 303(b)(2)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 336 and 337 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 370

40.

Please revise your disclosure to state whether one or more of your directors, officers, or members of senior management are located in the PRC/Hong Kong. If that is the case, (i) please state that this is the case and identify the relevant individuals, and (ii) revise this section, consistent with Item 101(g) of Regulation S-K, and include a risk factor addressing the challenges of bringing actions and enforcing judgements against such individuals (i.e., it will be much more difficult to take these actions).

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 74, 119 and 397 of the Revised Draft Registration Statement.

Exhibit 5.1

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

41.

Please revise the assumptions that the signatures “are those of a person or persons given power to execute the Warrant Documents” and that “[a]ll documents...purporting to be signed...have been so signed” to exclude your client. In addition, please revise the seventh opinion to state that, not only the Warrant Documents, but the warrants themselves will constitute binding obligations of the company enforceable in accordance with their respective terms. Also tell us whether an opinion regarding the warrants needs to be given under Hong Kong Law, given that the CGCL Class A Supplemental Deed and the CGCL Class C Supplemental Deeds are governed by Hong Kong law.

In response to the Staff’s comment, the Company has revised Exhibit 5.1 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that Walkers (Singapore) Limited Liability Partnership is not able to exclude the Company from the assumptions because it will not witness the signing of the documents nor be in a position to independently verify their signing.

General

42.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully advises the Staff that the Sponsor is a “foreign person” as defined in 31 C.F.R. § 800.224. The Sponsor is organized under the laws of the Cayman Islands and is indirectly controlled by Mr. Richard Li, a foreign person. Bridgetown is organized under the laws of the Cayman Islands and certain of the members of its board of directors and management are foreign persons.

Further, the Company and the target are both organized under the laws of the Cayman Islands. Neither, Sponsor, Bridgetown, the Company nor the target has any place of business or physical location in the United States. Moreover, the target does not conduct any business in the United States.

Accordingly, while Sponsor and Bridgetown are “foreign persons” as defined in 31 C.F.R. § 800.224 the Company does not believe it or the target qualifies as a “U.S. business,” or a “TID U.S. business,” for purposes of the CFIUS regulations.

Division of Corporation Finance

Office of Trade & Services

July 14, 2023

In light of the fact that following the business combination, the Company is expected to continue to be a “foreign person” as defined in 31 C.F.R. § 800.224 and have expected continued substantial ties to foreign persons, the Company has prepared additional risk factor disclosure on pages 151 and 152 of the Revised Draft Registration Statement to address the risk that any potential future acquisition of a U.S. target by the Company could fall within scope of the CFIUS regulations.

43.

Given that much of your operations and many of the members of senior management and of your employees are located in Hong Kong, please tell us what consideration you gave to discussing China’s Enterprise Tax Law, as well as the related risks and consequences.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, because (i) it does not currently have any subsidiaries or business operations in mainland China, generate any revenue from mainland China, provide its products or services in mainland China, or solicit any customer, or collect, host or manage any customer’s personal data, in mainland China, and (ii) none of its assets, directors, officers or members of senior management are, or are expected to be, located in mainland China, the Company believes, based on the experience of its management, that the PRC Enterprise Tax Law is not applicable to the Company, CompareAsia Group Capital Limited or any of their subsidiaries.

*                *                 *

We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Prashant Aggarwal, Chief Executive Officer and Director, MoneyHero Limited

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, MoneyHero Limited

Kenneth Chan, Director, MoneyHero Limited

Derek Fong, Director, MoneyHero Limited

Joey Chau, Partner, Kirkland & Ellis

Jesse Sheley, Partner, Kirkland & Ellis

Joseph Raymond Casey, Partner, Kirkland & Ellis

Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev P. Duggal, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ee Sin Tan, Partner, Ernst & Young